Exhibit (a)(5)(F)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DANIEL KÜHNI, individually and on behalf of	)
all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
CARDIAC SCIENCE CORPORATION,	)
RUEDIGER NAUMANN-ETIENNE, RONALD	)
ANDREWS, W. ROBERT BERG, DAVE	)
MARVER, TIMOTHY C. MICKELSON, OPTO	)
CIRCUITS (INDIA) LIMITED, and JOLT	)
ACQUISITION COMPANY,	)
)
Defendants.	)
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff alleges on information and belief, except for those allegations that pertain to plaintiff that are alleged upon personal knowledge, as follows:
NATURE OF THE ACTION
     1. This is a stockholder class action brought on behalf of the public stockholders of Cardiac Science Corporation (“CSC” or the “Company”) against members of the Company’s Board of Directors (the “Board”) for breaches of fiduciary duty arising out of Defendants’ decision to sell the Company to Opto Circuits (India) Limited, through its wholly-owned subsidiary Jolt Acquisition Company (“Merger Sub”) (collectively, “Opto”), at an inadequate and unfair price following a grossly unfair process (the “Proposed Merger”).
     2. On October 19, 2010, CSC and Opto jointly announced that CSC had entered into a definitive agreement and plan of merger (“Merger Agreement”) pursuant to which Opto will acquire the Company for $54.8 million by way of a tender offer (“Tender Offer”). The Tender Offer commenced on November 1, 2010.
     3. In connection with the Tender Offer, the members of the Board, aided and abetted by Opto, have breached their fiduciary duties to plaintiff and other CSC stockholders. Plaintiff seeks to enjoin the Proposed Merger, or alternatively, rescind the Proposed Merger in the events defendants consummate it.
THE PARTIES
     4. Plaintiff is and has been at all relevant times the owner of CSC common stock.
     5. Defendant CSC is a corporation organized and existing under the laws of the State of Delaware headquartered at 3303 Monte Villa Parkway, Bothell, Washington 98021. CSC manufactures and sells automated external defibrillators to hospital, pre-hospital and public access markets. As of October 29, 2010, there were 23,867,815 shares of common stock issued and outstanding.
     6. Defendant Ruediger Naumann-Etienne (“Naumann-Etienne”) currently serves as Chairman of the Board of CSC. Prior to becoming Chairman in October 2006, Dr. Naumann-Etienne served as Vice-Chairman of the Board of CSC since September 2005. From April 2000 to August 2005, he served as Chairman of the Board of Quinton Cardiology Systems, where he also served as Chief Executive Officer from November 2000 to August 2003. Dr. Naumann-Etienne is the owner and Managing Director of Intertec Group, an investment company acting as principal in managing high technology growth situations since 1989.
     7. Defendant Ronald Andrews (“Andrews”) is and was a member of the Board. Andrews is the vice chairman and chief executive officer of Clarient, Inc. (Nasdaq: CLRT), an advanced cancer diagnostics and laboratory services company serving pathologists, oncologists, and the pharmaceutical industry.
     8. Defendant W. Robert Berg (“Berg”) has served as a director since September 2005. From July 2002 to August 2005, he served as a director of Quinton Cardiology Systems. From October 1985 to January 2000, Mr. Berg held various positions at SeaMED Corporation, a medical equipment company, including Vice President of Operations from 1985 to 1987, and President and Chief Executive Officer from 1987 to 2000.
     9. Defendant Dave Marver (“Marver”) has been the President and Chief Executive Officer, as well as a director, of CSC since March 31, 2009. From October 2008 to March 2009, he served as CSC’s Executive Vice President and Chief Operating Officer.
     10. Defendant Timothy C. Mickelson (“Mickelson”) has served as a director since November 2006. From April 2003 until his retirement in May 2005, Dr. Mickelson was an Executive Vice President of Philips Medical Systems and CEO of its Global Customer Service business. Prior to this position, Dr. Mickelson served as the CEO of Philips Medical’s Ultrasound business from October 1998 until April 2003.
     11. The individual defendants named above in paragraphs 6 through 10 (the “Individual Defendants”), as officers and/or directors of the Company owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).
     12. Defendant Opto Circuits (India) Limited designs, develops, manufactures and markets healthcare equipment and interventional products, headquartered in Bengaluru, Karnataka, India. Defendant Jolt Acquisition Company is Opto Circuits (India) Limited’s wholly-owned Delaware subsidiary. Opto Circuits (India) Limited and Jolt Acquisition Company are named herein as aiders and abettors to the breaches of fiduciary duty described herein.
CLASS ACTION ALLEGATIONS
     13. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).
     14. This action is properly maintainable as a class action for the following reasons:
          (a) The Class is so numerous that joinder of all members is impracticable. As of October 29, 2010, there were over 23.8 million shares of CSC common stock outstanding, held by hundreds, if not thousands of beneficial owners.
          (b) There are questions of law and fact which are common to the Class including, inter alia, the following:
               (i) Whether the Individual Defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class;
               (ii) Whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, including their duties of entire fairness, fair dealing, loyalty, due care, and candor;
               (iii) Whether Defendants have disclosed all material facts in connection with the challenged transaction; and
               (iv) Whether plaintiff and the other members of the Class would be irreparably damaged if Defendants are not enjoined from the conduct described herein.
     15. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by the wrongs complained of herein.
     16. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

     17. Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.
     18. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.
BACKGROUND AND SUBSTANTIVE ALLEGATIONS
     19. CSC operates into four primary channels: (1) U.S. acute care sales force, which sells cardiac monitoring products and services directly to hospitals; (2) U.S. primary care sales force, which supports a network of independent distributors in selling both cardiac monitoring and defibrillation products to primary care physicians and cardiologists; (3) North American defibrillation sales force, which consists of a network of direct sales representatives and third party distributors who work together to optimize sales of AEDs in this market; and (4) an international sales team, which consists of direct presences in countries such as China, Denmark, France, Germany and the United Kingdom, with a network of distributors that provide sales and service relating to all of CSC’s products in nearly 100 countries.
     20. In addition to these sales channels, CSC has distribution arrangements with various partners such as GE, whereby the Company sells AEDs and in-hospital defibrillation products in the North American hospital market and in all international markets.
     21. Although one of the leaders in its market, CSC has been hampered recently by a voluntary recall of automated external defibrillators (“AEDs”) due to the failure of certain electronic components announced in November 2009, followed by a February, 2010 FDA warning letter which noted “inadequacies” in the November 2009 recall.

     22. These issues have impacted CSC’s reported financial results. On July 29, 2010, the Company reported second quarter revenue of $36.1 million and a net loss of $18.5 million which included a charge of $11 million associated with CSC’s plan to replace AEDs used by first responders and medical providers.
     23. However, in the July 29, 2010 press release, the Company stated that it expected revenue growth in excess of 10% for 2011 and, with reducing operating costs, expected to return to profitability by the end of 2011.
The Proposed Merger Is Announced
     24. On October 19, 2010, CSC announced the Proposed Merger, pursuant to which Opto will acquire each share of CSC common stock for $2.30 per share.
     25. The Merger Agreement contains preclusive deal protection devices, including a restrictive, no-solicitation provision in Section 7.3 of the Merger Agreement, along with matching rights in the event of a “Superior Proposal”, as well as an irrevocable “Top-Up Option” in Section 2.2.
     26. In addition, the Merger Agreement provides for a termination fee of $1.3 million in Section 9.2.
     27. The $2.30 share price agreed to by the Board does not currently represent fair value of the Company, in that it does not reflect the long-term value of the Company, the effect of new product announcements and the future financial prospects of CSC.
     28. The consideration to be paid to Class members in connection with the Proposed Merger is unfair and inadequate because, among other things, the consideration agreed upon did not result from an appropriate consideration of the value of CSC.

The Tender Offer Commences
     29. On November 1, 2010, Opto filed its Schedule TO-T containing the Offer to Purchase CSC stock at $2.30 per share. The Tender Offer is scheduled to expire on November 30, 2010.
     30. Also on November 1, 2010, CSC filed its Schedule 14D9 (the “14D9”) containing the Board’s recommendation that CSC shareholders tender their shares into the Tender Offer.
     31. The 14D9 highlights the inadequate price and process and further, fails to disclose material information to CSC shareholders necessary for them to determine whether to tender into the Tender Offer, or seek appraisal.
     32. As set forth in the 14D9, the Individual Defendants, in a haste to secure their own valuable prerequisites in the Proposed Merger, entered into the Merger Agreement even though another party, Party A, had conveyed a higher offer on October 15, 2010 of $2.45 per share.
     33. While the 14D9 indicates that “modified” incentive plans were approved by the Board on June 4, 2010, the 14D9 only contains information based on 2009 information and fails to disclose said modification.
     34. Although the 14D9 indicates that Piper Jaffray, CSC’s financial advisor, contacted various parties in January, 2010, it does not disclose the number of parties, or whether they were financial or strategic buyers.
     35. Moreover, the 14D9 fails to disclose if the 17 parties contacted by Piper Jaffray following July 16, 2010 Board meeting were entities originally contacted in January, 2010, or new entities.

     36. The 14D-9 fails to disclose the extent of conversations by CSC management with Opto regarding their future employment with Opto, which might have resulted in a biased sales process since CSC management was involved in the negotiations of the Proposed Merger.
     37. The 14D9 completely fails to disclose all of the underlying methodologies, projections, key inputs and multiples relied upon and observed by Piper Jaffray in connection with the Proposed Merger, which is necessary for shareholders to evaluate and properly assess the credibility of the various analyses performed by Piper Jaffray and relied upon by the Board in recommending the Proposed Acquisition. In particular, the 14D9 is deficient and should provide, inter alia, the following:
(a)	A description of the multiples observed by Piper Jaffray for each company in the Selected Public Companies Analysis.

(b)	A description of the criteria and multiples observed by Piper Jaffray for each company in the Selected M&A Transaction Analysis.

(c)	The identity of the companies and a description of the criteria and multiples observed by Piper Jaffray for each company in the Premiums Paid Analysis.

(d)	A description of the criteria used by Piper Jaffray for selecting discount rates ranging from 20% to 30% and terminal value EBITDA multiples from 6.0x to 8.0x used in the Discounted Cash Flow Analysis.
     38. In addition, the 14D9 omits material information regarding Piper Jaffray’s relevant to the Proposed Merger. Specifically, the 14D9 fails to inform the shareholders of the nature of the services provided by Piper Jaffray to CSC in the past and the remuneration received for such services and whether Oppenheimer has provided any services to Opto in the past. It is material for shareholders to know any financial and economic interests Piper Jaffray has in the Proposed Transaction or any relationship it has had with the parties.
     39. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
COUNT I
Claim for Breach of Fiduciary Duties
     40. Plaintiff repeats and realleges each allegation set forth herein.
     41. The defendants have violated fiduciary duties of care, candor and loyalty owed to the public shareholders of CSC and have acted to put their interests ahead of the interests of CSC shareholders.
     42. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in CSC.
     43. The Individual Defendants are violating their fiduciary duties by considering a patently undervalued transaction with Opto.
     44. Moreover, the Individual Defendants have failed to fully disclose to Plaintiff and the Class all material information necessary to make an informed decision regarding the Tender Offer and Proposed Merger.
     45. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.
     46. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of CSC’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

     47. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will consummate the proposed Proposed Merger which will exclude the Class from its fair share of CSC’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.
     48. Plaintiff and the members of the Class have no adequate remedy of law. Only through the exercise of this Court’s equitable power can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
SECOND CAUSE OF ACTION
On Behalf of Plaintiff and the Class Against
Opto and Merger Sub for Aiding and Abetting the
Individual Defendants’ Breaches of Fiduciary Duty
     41. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.
     42. Opto and Merger Sub have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. Opto and Merger Sub are also active and necessary participants in the Individual Defendants’ plan to complete the Proposed Merger on terms that are unfair to CSC shareholders, as Opto seeks to pay as little as possible to CSC shareholders.
     43. Plaintiff has no adequate remedy at law.
          WHEREFORE, plaintiff demands judgment as follows:
     A. Declaring this to be a proper class action and naming plaintiff as Class representative;
     B. Granting preliminary and permanent injunctive relief against the consummation of the Proposed Merger as described here;

     C. Ordering defendants to appoint a truly independent authority to review the terms of the Proposed Merger;
     D. In the event the Proposed Merger is consummated under the current terms, rescinding the Offer and awarding rescissionary damages;
     E. Ordering defendants to pay to plaintiff and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;
     F. Awarding plaintiff the costs and disbursements of the action including allowances for plaintiff’s reasonable attorneys and experts fees; and
     G. Granting such other and further relief as may be just and proper.

Dated: November 10, 2010	RIGRODSKY & LONG, P.A.

	By:	/s/ Seth D. Rigrodsky
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347) Gina M. Serra (#5387) 919 N. Market Street, Suite 980 Wilmington, DE 19801 (302) 295-5310 Attorneys for Plaintiff

OF COUNSEL:
FARUQI & FARUQI, LLP
369 Lexington Avenue, Tenth Floor
New York, NY 10017-6531
(212) 983-9330